UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15386

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN
TABLE OF CONTENTS

Required Information:

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Schedule:

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2011	12

Signature	13

Exhibits:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants of the Cerner Corporation Foundations Retirement Plan and
The Investment Committee of Cerner Corporation

We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Brown Smith Wallace LLC
St. Louis, Missouri
June 19, 2012

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2011	2010

Investments at fair value (See Notes 3 and 4):
Cerner Corporation common stock	$466,025	$361,543
Mutual funds	317,284	316,126
Self directed brokerage fund	24,656	23,876
Stable value fund	40,496	34,387
Total investments	848,461	735,932

Receivables:
Company contributions receivable	11,189	8,990
Notes receivable from participants	6,719	6,173
Other receivable	1	439
Total receivables	17,909	15,602

Net assets reflecting all investments at fair value	866,370	751,534

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(840)	(609)

Net assets available for benefits	$865,530	$750,925

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
(In thousands)	December 31, 2011

Additions to net assets attributed to:
Net appreciation in fair value of investments	$77,048
Participant contributions	46,405
Company contributions	21,201
Rollover contributions	2,733
Interest, dividends, and other investment income	9,825

Total additions	157,212

Deductions from net assets attributed to:
Distributions to participants	42,459
Administrative expenses	148

Total deductions	42,607

Net increase	114,605

Net assets available for benefits at beginning of the year	750,925

Net assets available for benefits at end of the year	$865,530

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1)	Description of the Plan

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator. Although Cerner Corporation (the Company) is the actual Plan Administrator of the Plan, the Company has delegated much of its responsibility for the day-to-day administration of the Plan to the Cerner Benefits Team. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
The Plan was adopted by the Board of Directors of Cerner Corporation effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for the following:

•
Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States;

•	Leased associates;

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company; and

•
Associates who are not employed with a Participating Employer. The Plan's Participating Employers are generally all entities that (i) are a part of Cerner Corporation's controlled group of corporations, and (ii) are domestic corporations with their principal place of business in the United States.

Participant Contributions
Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $16,500 in 2011). New participants will automatically have 3% withheld from their compensation, unless they elect a different percentage or not to participate in the Plan. Additionally, participants who attained the age of 50 during 2011 were able to contribute an additional $5,500 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company Contributions - First-Tier Match
If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional discretionary contribution. First-tier contributions are invested directly in Company common stock. Participants can diversify their first-tier match after they have completed three years of service, even though they are only 60% vested at that time. See "Vesting" below for information about the vesting of Participant contributions. For the year ended December 31, 2011, the Company contributed $10.5 million in first-tier matching contributions.
Company Contributions - Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant's paid base compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier contributions are invested directly in Company common stock. Participants can diversify their second-tier Company match after they have completed three years of service, even though they are only 60% vested at that time. The total second-tier match amount was $12.5 million for the year ended December 31, 2011, which consisted of Company contributions of $10.5 million and forfeited funds of $2.0 million.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

Company Contributions - Tiger Contributions
The Company, at its discretion, may elect to make an additional nonelective contribution available to those individuals who were former employees of the University of Missouri that became Cerner associates in connection with the Tiger Institute Strategic Alliance.  Those associates may receive an additional nonelective contribution determined by Cerner in consultation with its actuary for the 2010 - 2017 Plan years.  The Plan will also allow prior service credits for those associates. Participants who are employed as of the last day of the Plan year may be eligible to receive any approved contribution. Tiger Contributions are invested directly in Company common stock. Participants can diversify their Tiger Contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2011, the Company contributed $0.2 million in Tiger Contributions.
Company Contributions - Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant's W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing Company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2011 the Company did not make a profit sharing contribution.

Participant Accounts
Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings.  Participant accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants vest immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Interest rates on loans as of December 31, 2011 range from 4.25% to 10.50%. Principal and interest is paid ratably through scheduled payroll deductions.
Payments of Benefits and Transfers
Upon termination of service due to normal retirement, permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant's account as a lump-sum distribution. The Plan Administrator permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant's account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant's account relating to participant contributions. Transfers out of Company stock held in a participant's account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

If a participant leaves employment and their vested benefit is less than $5,000 (excluding amounts attributable to rollovers), a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not consent to the distribution or does not inform the Plan where they would like the distribution to be paid, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

Forfeited Accounts
At December 31, 2011 and 2010, forfeited non-vested accounts totaled $2.0 million and $1.6 million, respectively. These forfeited non-vested accounts were used to off-set Company second-tier match contributions for those years respectively.

(2)	Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.
Contributions
Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match, which is recorded in the period in which it is earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.
Recently Adopted Accounting Pronouncements
Fair Value Disclosures - In January 2010, the Financial Accounting Standards Board (FASB) issued guidance that expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for  Level 3 fair value measurements, (iii) fair value measurement disclosures for  each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance was effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which was effective for 2011. The adoption

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

of item (ii) did not have a material impact on the Plan's financial statements.

(3)	Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
(In thousands)	2011	2010

Cerner Corporation common stock	$466,025	$361,543
AF Growth Fund of America	71,396	75,922
Artio International Equity I(1)	32,355	43,187
____________________
(1) The Artio International Equity I fund represents 3.8% of the Plan's net assets at December 31, 2011

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
(In thousands)	December 31, 2011

Cerner Corporation common stock	$107,225
Mutual funds	(28,944)
Self-directed brokerage fund	(1,233)

Total	$77,048

(4)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All assets have been valued using a market approach, except for Level 3 assets. Level 3 assets are valued using the income approach. Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques. There were no changes in the valuation techniques during the current year.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$466,025	$—	$—	$466,025

Mutual funds:
Lifecycle funds	95,868	—	—	95,868
Bond funds	19,484	—	—	19,484
Large value funds	26,110	—	—	26,110
Large blend funds	28,947	—	—	28,947
Large growth funds	71,396	—	—	71,396
Small value funds	34,389	—	—	34,389
Mid blend funds	7,119	—	—	7,119
International / global equity funds	33,971	—	—	33,971

Self-directed brokerage fund:
Mutual funds	10,785	—	—	10,785
Common stock	10,086	—	—	10,086
Corporate bonds	84	—	—	84
Cash	3,290	—	—	3,290
Other	411	—	—	411

Stable Value Fund	—	—	40,496	40,496

Total investments at fair value	$807,965	$—	$40,496	$848,461

	Investments at Fair Value as of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$361,543	$—	$—	$361,543

Mutual funds:
Lifecycle funds	84,922	—	—	84,922
Bond funds	16,847	—	—	16,847
Large value funds	25,967	—	—	25,967
Large blend funds	28,016	—	—	28,016
Large growth funds	75,922	—	—	75,922
Small value funds	35,193	—	—	35,193
Mid blend funds	6,072	—	—	6,072
International / global equity funds	43,187	—	—	43,187

Self-directed brokerage fund:
Mutual funds	9,801	—	—	9,801
Limited partnership interests	356	—	—	356
Common stock	9,942	—	—	9,942
Preferred stock	7	—	—	7
Corporate bonds	83	—	—	83
Cash	3,687	—	—	3,687

Stable Value Fund	—	—	34,387	34,387

Total investments at fair value	$701,545	$—	$34,387	$735,932

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2011.

Year Ended
(In thousands)	December 31, 2011

Beginning Balance - December 31, 2010	$34,387
Realized gains	772
Unrealized gains related to assets still held at the reporting date	231
Purchases	19,361
Sales	(14,255)

Ending Balance - December 31, 2011	$40,496

(5)	Non-Participant-Directed Investment

Information about the net assets relating to the non-participant-directed investments is as follows:

	December 31,
(In thousands)	2011	2010

Cerner Corporation common stock	$326,229	$257,775

The significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

Year Ended
(In thousands)	December 31, 2011

Company contributions	$19,003
Investment income	64,260
Distributions to participants	(14,898)
Other fees and adjustments	89

Total	$68,454

(6)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2011	2010

Net assets available for benefits per the financial statements	$865,530	$750,925
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	840	609

Net assets available for benefits per the Form 5500	$866,370	$751,534

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

Year Ended
(In thousands)	December 31, 2011

Net appreciation in fair value of investments per the financial statements	$77,048
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	231

Net appreciation in fair value of investments per the Form 5500	$77,279

(7)	Investment Contract with J.P. Morgan Asset Management

The Stable Value Fund is separately managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a common/collective trust fund which consists of a high quality fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the wrap investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits.  Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2011 and 2010 was $40.5 million and $34.4 million, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The wrapper contracts do not permit the issuer to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes made to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

Year Ended
December 31, 2011

Average yields:
Based on actual earnings	1.52%
Based on interest rate credited to participants	2.24%

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for recordkeeping services amounted to $68,820 for the year ended December 31, 2011.

Certain Plan investments are shares of Cerner Corporation common stock. Cerner is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(9)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(10)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 2011 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since filing for the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(11)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2011 and 2010 are shares of the Company's common stock with a market value of $466.0 million and $361.5 million, respectively. This investment represents 54.9% and 49.1% of total investments at December 31, 2011 and 2010, respectively. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2011
EIN: 43-1196944
Plan Number: 001

(In thousands)
	-b-	-c-	**	-e-
	Identity of issuer, borrower, lessor or	Description of investment, including maturity date,	-d-	Current
-a-	similar party	rate of interest, collateral, par, or maturity value	Cost	value

*	Cerner Corporation	Common Stock	$139,243	$466,025

	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate	Short-term investment fund		14,551
	AIG Financial Products 1106460	Wrapped bonds		8,648
	Natixis Financial Products IXIS 1984-01	Wrapped bonds		8,648
	State Street Bank SSB 107091	Wrapped bonds		8,649
		Total Stable Value Fund		40,496

	TRP Retirement 2005	Mutual fund		1,900
	TRP Retirement 2010	Mutual fund		1,861
	TRP Retirement 2015	Mutual fund		6,380
	TRP Retirement 2020	Mutual fund		12,070
	TRP Retirement 2025	Mutual fund		10,836
	TRP Retirement 2030	Mutual fund		12,171
	TRP Retirement 2035	Mutual fund		9,887
	TRP Retirement 2040	Mutual fund		14,072
	TRP Retirement 2045	Mutual fund		13,707
	TRP Retirement 2050	Mutual fund		7,879
	TRP Retirement 2055	Mutual fund		1,334
	TRP Retirement Income	Mutual fund		3,771
	ABF Large Capital Value	Mutual fund		26,110
	AF Growth of America	Mutual fund		71,396
	American Century Gov't Bond Inv	Mutual fund		4,837
	American Century Small Capital INV	Mutual fund		34,389
	Artio International Equity I	Mutual fund		32,355
	Columbia Acorn International Z	Mutual fund		1,616
	Hartford Capital Appreciation	Mutual fund		15,372
	Loomis Investment Grade BD	Mutual fund		14,647
*	Fidelity Spartan Extnd Market Index	Mutual fund		7,119
*	Fidelity Spartan 500 Index INV	Mutual fund		13,575
		Total mutual funds		317,284

	Brokeragelink	Self-Directed Brokerage Account		24,656
*	Participant loans	Loans with interest ranging from 4.25% to 10.50%		6,719

				$855,180

*	Party-in-interest as defined by ERISA
**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions
	to the Form 5500, the Plan is not required to disclose the cost component of the Participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Date: June 19, 2012	By:	/s/Marc G. Naughton
Marc G. Naughton
Executive Vice President & Chief Financial Officer
of Cerner Corporation